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Exhibit 4.17

Mr. Michel Demaré
Bächaustrasse 3b
8806 Bäch

Dear Mr. Demaré

        This is to confirm the terms and conditions of your employment with ABB Ltd, Zürich (the "Company"). You will start your employment with the Company at a date to be mutually agreed, as the Chief Financial Officer of the ABB Group as well as member of the Executive Committee of the ABB Group.

        1.    Base Salary.    Your base salary will be specified for each year by the Nomination and Compensation Committee of the ABB Group and communicated to your in writing. The base salary is normally revised every year. For 2005 it shall amount to CHF 750,000 gross p.a.

        The base salary includes a representation allowance of CHF 24'000 p.a. The base salary and representation allowances are paid in 12 equal monthly installments.

        2.    Incentive Plan.    In addition to the base salary, an incentive plan is part of your remuneration package. The incentive formula is predominantly based on quantitative components relating to the financial performance of the ABB Group. The maximum bonus opportunity amounts to 100% of the base salary mentioned under item 1 above. For the first calendar year of service, i.e. the year 2005, 50% of the base salary for the year shall be guaranteed as a minimum bonus.

        The incentive plan is revised annually and the incentive plan parameters may be different from one year to another. The applicable incentive for a given year will be specified by the Nomination and Compensation Committee and communicated to you in writing.

        3.    Health Insurance.    As regards health insurance, you are entitled to a private patient insurance (detailed information about this plan is provided separately). The Company will pay the insurance premiums. Family members are not covered by this health insurance plan.

        4.    Pension and Related Benefits.    Your retirement pension, disability pension, widow's pension, child/orphan pension and related benefits are subject to the Company's and its pension funds' applicable regulations or to such other separate agreement as you and the Company may have entered into or may in the future enter into.

        5.    Vacation.    You are entitled to a vacation of 30 working days per year. Non-used vacation days of the last 5 years are paid out in cash at the end of employment or when entering retirement. Such payment will be calculated including the base salary valid at the date of discontinuation and the average incentive for the two calendar years preceding the year during which termination occurs.

        6.    Company Car.    You are entitled to the use of a Company car according to the Company's Car Program as from time to time issued and applicable.

        7.    Performance Share Plan.    You are eligible to participate in the Performance Share Plan the Company has for members of the Executive Committee in accordance with the applicable terms and to the extent to be determined by the Nominations and Compensation Committee.

        The Company will compensate you for the loss of outstanding share options due to resignation from your present employment at a total value of CHF 1,000,000. This amount will be paid to you latest 30 days after having taken up your employment with the Company.

        8.    Termination of Employment

        Each party may terminate the present employment relationship with effect at the end of any calendar month by giving 12 months prior written notice.

        Under termination of the employment relationship, the Company may elect to release you forthwith from fulfilling your employment obligations. Such release will, however, not affect salary payments payable to you during the 12-months notice period.

        In case your employment relationship would be terminated by the Company and it, after expiry of the 12 month notice period, you would not have taken up employment with a third party or commenced an independent, regularly remunerated professional activity, either of which yielding an annual compensation of at least 70% of your last annual compensation with the Company, the Company will continue to pay to you, for a period not exceeding 12 months, a monthly compensation in amounts equal to your total monthly salary during your employment relationship with the Company.

        Remuneration for the 12 months notice period, as well as for the additional conditional period as described above, will, in addition to the base salary, include an incentive corresponding to the average incentive (or pro-rata average incentive if applicable) for the two years preceding the year during which notice of termination is given.

        Retirement in accordance with the applicable regulations or separate agreement (if any) will interrupt any notice period and constitute termination of your employment relationship with the Company without further notice; accordingly, any salary, incentive or other benefits claims relating to the period after the date of such termination, will be fully substituted by the retirement benefits due pursuant to the said regulations or agreement.

        9.    Non-Competition.    You have agreed, and by counter-signing the present Letter-Agreement confirm your agreement, that you shall not, during a period of 1 (one) year after the term of your employment relationship with the Company, operate on your own account, work for or otherwise be directly or indirectly engaged in a business competing with the business activities of the ABB Group. In view of item 8 above, no separate compensation will be due by the Company as consideration for your observance of this non-competition commitment.

        10.    Employment Regulations.    The general Employment Regulations, the Travel and Expense Regulations and Car Leasing Regulations, as from time to time issued and applicable for the Company's employees are an integral part of your employment conditions and supplement as to matters not specifically addressed in this Letter-Agreement.

        11.    Title and Membership in the Executive Committee; Other Assignments.    It is understood and agreed that the title "Chief Financial Officer" as well as your membership in the Group Executive Committee are essential parts of your employment relationship with the Company and may not be changed or terminated without notice and without monetary or other compensation by the Company's Board of Directors. Within such employment relationship, the Board Committee may, however, assign to you areas of responsibility which differ from those currently assigned, always provided that such other assignments do not constitute a substantial alteration in the scope or dignity of your work.

        12.    Place of Work.    For the term of employment the primary place of work will be located in Switzerland. If the Company decided to move their global headquarters outside of Switzerland and, thereby, the primary place of work would also move out of Switzerland, it is at your discretion to prematurely terminate your employment with the Company. In this event, the Company would incur the same compensation consequences as specified for premature termination in item 8 above.

        13.    Supplementary Documents.    In addition you receive the following documents, whose modification is subject to special rules:

  •
  Regulations of the ABB Pension Fund

  •
  Regulations concerning the ABB Supplementary Insurance Plan

  •
  Regulations of the "Tödi Foundation"

  •
  Regulations of the Health Insurance Aquilana

  •
  Regulations on Delayed Sickness Benefits Insurance

        14.    Applicable Law and Jurisdiction.    This Letter-Agreement shall be subject to Swiss law and the parties hereby submit to the exclusive jurisdiction the Swiss courts. The venue shall be Zurich, Switzerland.

        Please confirm your understanding and acceptance of the above terms and conditions by signing and returning to us a copy of this Letter-Agreement.

Zurich, 28th October, 2004

ABB Ltd

/s/ Jürgen Dormann Jürgen Dormann Chief Executive Officer and Chairman of the Board	/s/ Gary Steel Gary Steel Member of the Executive Committee Head of Human Resources

Accepted	/s/ Michael Demaré

Date:	28-10-2004

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  Exhibit 4.17